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                                                              Exhibit 20



FOR IMMEDIATE RELEASE

                      Contact:  Corporate Communications
                              (818) 302-2255


               EDISON REACTS TO NEW PROPOSED ALTERNATE
                     DECISION FOR 1995 RATE CASE


         ROSEMEAD, Ca, December 11, 1995 -- Southern California Edison today said it was very disappointed that the proposed Alternate Order (AO) in the 1995 General Rate Case (GRC) issued on December 8 by California Public Utilities
Commission Commissioners Gregory Conlon and Henry Duque failed to adopt the GRC settlement negotiated by Edison and the CPUC's Division of Ratepayer Advocates (DRA) in
November, 1994. While acknowledging that the AO was an improvement over the proposal previously made by Commissioner Daniel Fessler, the Company said the new AO, if adopted by the Commission, would have adverse impacts on Edison shareholders and employees.

         The Edison settlement negotiated with DRA included substantial revenue reductions from Edison's request and from the then prevailing rates. The new AO would further reduce the Company's operating revenues by as much as $58 million in 1996, including a $43 million cut in operating and maintenance funds and a potential (but not yet decided) 10% reduction in the rate of return on the equity portion of the investment in Edison's San Onofre nuclear plant (SONGS).

         Relative to the settlement, the AO would reduce
Edison's customer rates about .1% (one-tenth of 1%). Since most of Edison's expenses are fixed, the effects of the additional $43 million cut in annual O&M funds would fall largely on the Company's 16,000-person workforce, where $43 million represents 6.7% of Edison's labor budget or the total wages and benefits for about 1,000 employees. Edison already has among the fewest number of employees per customer of the nation's utilities.

         "While restructuring and performance based rate making will, in any event, require additional company downsizing, to lose at the outset $43 million or 6.7% of our anticipated labor budget, would be very difficult," said John Bryson, chairman and CEO of Southern California Edison. Bryson said Edison was perplexed that the proposed order modified its settlement with DRA in ways that reduced funding for services to all customers while, at the same time,
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increasing funding for outmoded programs such as energy
efficiency rebates to a very limited number of customers.

         Edison said that while it was encouraged by the AO's approval of the settlement's basic framework relating to SONGS, it will vigorously oppose the AO's suggestion that the return on the equity portion of its SONGS investment could be reduced to 90% of the level agreed on in the settlement. Bryson said that: "With the SONGS settlement, the company agreed to accept a substantial risk and cost on the shareholder side of the balance. The further 10% hit suggested in the AO has no basis and would be inequitable.
It also would be inconsistent with the Memorandum of Understanding (MOU) we have worked out on industry restructuring issues with customer representatives and independent power producers."

         Bryson reaffirmed Edison's support for the MOU and said the Company will continue to work with the other MOU parties to achieve incorporation of an acceptable SONGS resolution and all the other MOU principles in the Commission's pending restructure decision.

         Edison also expressed concern about the continued viability of the settlement process at the Commission.
Bryson said: "As they act on the GRC/SONGS matter and as all the stakeholders move toward the new restructured marketplace, we urge the Commission to weigh carefully the value of negotiated settlements and consensus agreements."

         "The whole process will be undermined if compromises made in hard-fought negotiations to reach a settlement or consensus position come to be seen only as starting points for further adverse ratcheting."

         "As a result of actions already taken, Edison customer rates will decline by 5.6%. If the AO is adopted, the decline will increase to 5.7%," Bryson said.

         In conclusion, Bryson said that: "Edison will continue to push hard for the right result in the CPUC proceedings.
But whatever the outcome, we will do what is necessary to compete successfully in the new marketplace, provide high quality customer service and earn a fair return for our shareholders."

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         The Alternate Order proposed by Commissioners Conlon
and Duque, the prior Alternate proposed by Commissioner
Fessler and the ALJ's original Proposed Decision are scheduled to be considered at the CPUC's December 20 meeting, when the Commission could accept any of these options, reject all of them or take some other action.
Comments on the Conlon/Duque AO are due by December 15.